EXHIBIT 23.3

CONSENT OF ERNST & YOUNG LLP

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and the related Prospectus of Alexandria Real Estate Equities, Inc. filed on April 24, 2006, for the registration of its common stock, preferred stock, warrants and debt securities and to the incorporation by reference therein of our reports dated March 9, 2006, with respect to the consolidated financial statements and schedule of Alexandria Real Estate Equities, Inc.,  Alexandria Real Estate Equities, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Alexandria Real Estate Equities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, as filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
April 24, 2006